Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	For the year ended December 31,
(dollars in thousands)	2009	2008	2007	2006	2005
Income before net loss on real estate disposals, reversal of contingent liability, income taxes, discontinued operations, noncontrolling interest and preferred stock dividends and issuance costs	$194,266	$137,525	$109,097	$116,232	$113,040

Interest expense
Senior notes payable and other debt	176,990	202,624	194,752	125,737	90,831

Earnings	$371,256	$340,149	$303,849	$241,969	$203,871

Interest
Senior notes payable and other debt expense	$176,990	$202,624	$194,752	$125,737	$90,831
Interest capitalized	304	114	—	—	—
Preferred stock dividends	—	—	3,449	—	—

Fixed charges	$177,294	$202,738	$198,201	$125,737	$90,831

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	2.09	1.68	1.53	1.92	2.24